INVITATION ON

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ("AGMS")

The Boord of Directors of PT Indosat Tbk (“Company”) hereby invites the shareholders of the Company to attend the Company's AGMS. which will be held on:

Date

:

Thursday. June 5, 2008

Time

:

2.00 p.m. local time till end *

Venue

:

Indosat Auditorium,

Indosat Building

JL Medan Metdeka Samt No. 21

Jakarta 10110

With the following AGMS agenda:

1.

To approve the annual report and to ratify the financial statements of the Company for the financial year ended December 31. 2007 and thereby release and discharge the Board of Commissioners from their supervisory responsibilities and the Board of Directors from their managerial responsibilties for financial year ended December 31,2007 to the extent that their actions are reflected in the financial statements of the Company for the financial year ended December 31. 2007 on the basis that such actions do not conflict with or violate prevailing laws and regulations.

2.

To approve the allocations of net profit for reserve funds, dividends and other purposes and to approve the determination of the amount, time and manner of payment of dividends for the financial year ended December 31, 2007.

3.

To determine the remuneration for the Board of Commissioners of the Company for 2008.

4.

To approve the appointment of the Company's Independent Auditor for the financial year ended December 31, 2008.

5.

To approve the change in composition of the Board of Commissioners of the Company due to the end of the term of office.

Notes:

1.

This announcement is intended as invitation. The Company will not submit or send any other invitation to the shareholders.

2.

Registration desk will open on June 5. 2008 at 1.00 p.m. and closed at 1.45 p.m. local time. Registration may be extended, if necessary, until the commencement of the AGMS.

3.

Shareholders who are entitled to attend the AGMS are:

a.

For those whose shares have not been electronically registered into the Collective Custody of PT Kustodian Sentral Efek Indonesia CPT KSEI"), only the shareholders whose names are registered in the Company's Share Register as at 04.00 p.m. of May 13. 2008, or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 04.00 p.m. of May 13, 2008, or their authorized representative.

c.

This recording date serves as a revision of previsious recording date noted in the AGMS announcement dated April 30, 2008.

4.

Shareholders who are not able to attend the AGMS could appoint an authorized representative by assigning a Power of Attorney, with the condition that member of the Board of Directors. Board of Commissioners and employees of the Company are not eligible to act as an authorized representative at the AGMS and any of their voting rights in the AGMS will be deemed void and invalid.

5.

The shareholders or their authorized representative who will attend the AGMS should present a ropy of his or her Personal Identification or other identifications (10) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI are expected to present written confirmation for AGMS (KTUR) available from the custodian bank or securities oompany.

6.

Form of the Power of Attomey can be obtained through the Investor Relations Division, 2nd floor Gedung Indosat, JI, Medan Merdeka Barat No. 21, Jakarta 10110 from May 14, 2008 up to May 25. 2008 during office hours.

7.

The duly executed Power of Attorney is expected to be received by the Company's Board of Directors through the Investor Relations Division no later than May 30. 2008 at 04.00 p.m. {local time).

8.

Material related to the AGMS agenda is available for inspection at the Investor Relations Division starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relations Division.

9.

For your convenience the shareholders or authorized representatives who intend to attend the AGMS, are kindly requested to notify the Investor Relations Division through:

telephone no. (021) 385 9402 & (021) 3869403

fax no, (021) 386 4673 & (021) 3804045.

10.

The shareholders or their Authorized representatives are kindly requested to present 30 (thirty) minutes prior to the AGMS.

Jakarta, May 14, 2008

PT INDOSAT Tbk

 The Board of Directors

* Previously 1.00 p.m as announced on the AGMS announcement